                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                         And Deemed Filed Pursuant to Rule 14a-6
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                 Commission File No.:  333-73454

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is a series of frequently asked questions and answers for HP shareowners regarding the HP special meeting to be held in connection with the Merger. This series of FAQs is posted on HP's external web sites, www.hp.com and www.VotetheHPway.com, and on HP's internal web site.


                  FREQUENTLY ASKED QUESTIONS FOR HP SHAREOWNERS
             REGARDING THE HP SPECIAL MEETING FOR THE COMPAQ MERGER

This series of FAQs is intended to provide HP shareowners with information regarding the HP special meeting for the Compaq merger.

HP shareowners with further questions about the merger or how to vote or revoke your proxy should contact:

     Georgeson Shareholder                  Innisfree M&A Incorporated
     111 Commerce Road                      501 Madison Avenue, 20th Floor
     Carlstadt, New Jersey  07072           New York, New York  10022
     shareowners: (888) 921-5724            shareowners: (877) 750-5833
     international calls: (416) 847-7199    international calls: (212) 785-8194
                                            banks and brokers: (212) 750-5833

If you need additional copies of the joint proxy statement/prospectus or voting materials for the HP special meeting, you should contact Georgeson Shareholder or Innisfree M&A Incorporated as described above or send e-mail to hp@georgeson.com or info@innisfreema.com.

HP SHAREOWNERS ARE ENCOURAGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS PREPARED BY HEWLETT-PACKARD COMPANY AND COMPAQ COMPUTER CORPORATION. THE JOINT PROXY STATEMENT/PROSPECTUS CONTAINS IMPORTANT INFORMATION ABOUT THE MERGER THAT HP SHAREOWNERS SHOULD CONSIDER IN EVALUATING THE MERGER.

 FREQUENTLY ASKED QUESTIONS REGARDING THE HP SPECIAL MEETING FOR THE COMPAQ
 MERGER

Q:     WHY IS HP HOLDING A SPECIAL MEETING FOR THE COMPAQ MERGER?

A: HP and Compaq Computer Corporation have entered into a merger agreement to combine their businesses through the merger of a wholly-owned subsidiary of HP, named Heloise Merger Corporation, into Compaq. We refer to this transaction as the "merger." Upon completion of the merger, Compaq will become a wholly-owned subsidiary of HP, and former shareowners of Compaq will become shareowners of HP.

       In order to complete the merger, HP shareowners must approve the issuance of shares of HP common stock in connection with the merger and Compaq shareowners must approve and adopt the merger agreement and approve the merger. Each of HP and Compaq will hold a special meeting of its respective shareowners to obtain these approvals.

Q:      HOW DOES THE BOARD OF DIRECTORS OF HP RECOMMEND THAT I VOTE?

A: The HP board of directors recommends that you vote "FOR" the proposal to approve the issuance of shares of HP common stock in connection with the merger.

Q:      WILL I RECEIVE PROXY MATERIALS FOR THE HP SPECIAL MEETING?

A: If you were an HP shareowner as of the close of business on January 28, 2002 (we refer to January 28, 2002 as the "record date"), you will receive a joint proxy statement/prospectus containing important information about the merger and the special meeting of each of HP and Compaq, as well as a copy of the merger agreement. You will also receive WHITE voting materials for the HP special meeting which allow you to vote your shares of HP common stock without attending the HP special meeting.

Q:      WHEN WILL I RECEIVE MY PROXY MATERIALS?

A: Proxy materials were mailed to HP shareowners beginning on February 6, 2002. Although we expect that materials will begin to arrive as early as February 8, if you live in the U.S., please allow at least two weeks for delivery (in some cases, materials will be forwarded to shareowners through third parties, such as banks and brokers, and you should also allow time for mail processing). If you live outside of the U.S., please allow three weeks.

Q:      WHAT IF I DON'T RECEIVE MY PROXY MATERIALS?

A: If you don't receive your proxy materials within the time specified above, duplicate materials may be requested from:

        Georgeson Shareholder                        Innisfree M&A Incorporated
        111 Commerce Road                            501 Madison Avenue, 20th Floor
        Carlstadt, New Jersey  07072                 New York, New York  10022
        shareowners:  (888) 921-5724                 shareowners:  (877) 750-5833
        international calls:  (416) 847-7199         international calls:  (212) 785-8194
        email:  hp@georgeson.com                     banks and brokers: (212) 750-5833
                                                     email:  info@innisfreema.com

        You may also download a copy of the joint proxy statement/prospectus at www.votethehpway.com or obtain a copy of HP's registration statement on Form S-4 filed on February 5, 2002, which contains the joint proxy statement/prospectus, at www.sec.gov. However, you will need to contact Georgeson Shareholder or Innisfree M&A to obtain a proxy or voting instruction card.

Q:      AS AN HP SHAREOWNER, HOW CAN I VOTE?

A: You may direct your vote without attending the HP special meeting. If you are a shareowner of record, you may vote by granting a proxy. If you hold shares in street name, you may vote by submitting voting instructions to your broker or nominee. Simply complete, sign and date your WHITE proxy card or voting instruction card, as applicable, for the HP special meeting and mail it in the pre-addressed envelope provided. There will be no telephone or Internet voting for the HP special meeting.

        If you are a shareowner of record, you may also vote in person at the HP special meeting. If you hold shares in a stock brokerage account or if your shares are held by a bank or nominee (i.e., in street name), you may not vote in person at the HP special meeting unless you obtain a signed proxy from the record holder giving you the right to vote the shares.

        You will also need to present photo identification and comply with the other admission procedures described below (See "When and where is the HP special meeting?" and "How can I attend the HP special meeting?").

Q:      WHAT SHOULD I DO WHEN I RECEIVE MY HP PROXY MATERIALS?

A: Please review the joint proxy statement/prospectus carefully and sign, date and return each WHITE proxy card and voting instruction card you receive for the HP special meeting as soon as possible.

Q:      WHAT SHOULD I DO IF I RECEIVE MORE THAN ONE SET OF VOTING MATERIALS?

A: Please complete, sign, date and return each WHITE proxy card and voting instruction card that you receive. You may receive more than one set of voting materials, including multiple copies of this joint proxy statement/prospectus and multiple WHITE proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If your shares are held in more than one name, or if you hold shares through HP's TAXCAP or Stock Ownership Plan in addition to other holdings, you will receive more than one proxy or voting instruction card.

        In addition, if you are a shareowner of both HP and Compaq, you may receive one or more WHITE proxy cards or voting instruction cards for HP and one or more WHITE proxy cards or voting instruction cards for Compaq. If you are a shareowner of both HP and Compaq, please note that a vote for the issuance of shares in connection with the merger for the HP special meeting will not constitute a vote for the proposal to approve and adopt the merger agreement and approve the merger for the Compaq special meeting, and vice versa. Therefore, please sign, date and return each WHITE proxy and voting instruction card you receive, whether from HP or Compaq.

Q:      DOES THE COLOR OF THE PROXY CARD MATTER?

A: WHITE proxy cards and voting instruction cards are being solicited on behalf of the HP board of directors in favor of the proposal to approve the issuance of shares of HP common stock in connection with the merger. The HP board of directors urges HP shareowners to complete, sign, date and return each WHITE proxy or voting instruction card promptly.

        The green proxy cards are being sent to HP shareowners by a dissident group soliciting proxies against the proposal. The HP board of directors urges HP shareowners to discard any green proxy or voting instruction card sent by the dissident group.

Q: I HAVE RECEIVED A GREEN PROXY OR VOTING INSTRUCTION CARD. SHOULD I SIGN IT AND MAIL IT?

A: No. The HP board of directors urges HP shareowners to discard any green proxy or voting instruction cards sent to you by the dissident group that is soliciting proxies against the proposal.

Q: I HAVE ALREADY SUBMITTED A GREEN PROXY OR VOTING INSTRUCTION CARD. MAY I CHANGE MY VOTE?

A: Yes. You may revoke a previously granted green proxy or voting instruction at any time prior to the special meeting by:

              o signing and returning a later dated WHITE proxy or voting instruction card for the HP special meeting; or

              o    attending the HP special meeting and voting in person.

        Only your last submitted proxy or voting instruction card will be considered. You do not need to contact the dissident group to revoke any previously granted proxy you may have given by returning a green proxy card.

Q:      I HAVE SUBMITTED A GREEN CARD AND A WHITE CARD. WHICH VOTE WILL BE
        COUNTED?

A: If you submit more than one proxy card, your latest-dated proxy card will be counted. Therefore, it is important you complete, sign, date and return a WHITE proxy card after any green proxy or voting instruction card you may have submitted. If you complete, sign, date and return a WHITE proxy or voting instruction card with a later date after you have submitted a green proxy or voting instruction card, the WHITE proxy or voting instruction card will automatically revoke the green proxy or voting instruction card.

Q:      WHEN AND WHERE IS THE HP SPECIAL MEETING?

A: The special meeting of HP shareowners will be held at 8:00 a.m., local time, on Tuesday, March 19, 2002, at The Flint Center, 21250 Stevens Creek Boulevard, Cupertino, California. Check-in will begin at 6:30 a.m. Please allow ample time for the check-in procedures. (Driving directions for The Flint Center are included at the end of these FAQs).

Q:      HOW CAN I ATTEND THE HP SPECIAL MEETING?

A: You are entitled to attend the special meeting only if you were an HP shareowner or joint holder as of the close of business on January 28, 2002, or if you hold a valid proxy for the special meeting. You should be prepared to present photo identification for admittance. In addition, if you are a record holder or hold your shares through HP's TAXCAP or Stock Ownership Plan, your name will be verified against the list of record holders or plan participants on the record date prior to being admitted to the meeting. If you are not a record holder but hold shares through a broker or nominee (i.e., in street name), you should provide proof of beneficial ownership on the record date, such as your most recent account statement prior to January 28, 2002, or other similar evidence of ownership. If you do not provide photo identification or comply with the other procedures outlined above upon request, you will not be admitted to the HP special meeting. The special meeting will begin promptly at 8:00 a.m. Check-in will begin at 6:30 a.m., and you should allow ample time for check-in procedures.

Q: WHAT IS THE SIGNIFICANCE OF WHETHER I HOLD MY SHARES AS A RECORD HOLDER OR IN STREET NAME?

A: HP shareowners are being asked to vote both shares held directly in their name as shareowners of record and any shares they may hold in street name as beneficial owners. Shares held in street name are shares held in a stock brokerage account or shares held by a bank or other nominee.

        The method of voting differs for shares held as a record holder and shares held in street name. Record holders will receive proxy cards. Holders of shares in street name will receive voting instruction cards in order to instruct their brokers or nominees how to vote.

        If HP shareowners of record do not include instructions on how to vote their properly signed WHITE proxy cards for the HP special meeting, their shares will be voted "for" the proposal to approve the issuance of shares of HP common stock in connection with the merger, and in the discretion of the proxy holders on any other business that may properly come before the HP special meeting or any adjournment or postponement thereof.

        If HP shareowners holding shares of HP common stock in street name do not provide voting instructions, their shares will not be considered to be votes cast on the proposal.

        Shareowners of record of HP common stock may also vote in person at the HP special meeting by submitting their proxy cards or by filling out a ballot at the special meeting.

        If shares of HP common stock are held by HP shareowners in street name, those HP shareowners may not vote their shares in person at the HP special meeting unless they bring a signed proxy from the record holder giving them the right to vote their shares and fill out a ballot at the special meeting.

Q:      WHAT IF I HOLD MY SHARES IN HP'S TAXCAP PLAN OR AGILENT'S 401(K) PLAN?

A: These shares will generally be treated like street name shares. However, any HP shares held in HP's TAXCAP plan and Agilent Technologies, Inc.'s 401(k) plan, respectively, as to which voting instructions are not provided will be voted in proportion to the way the other participants of HP's TAXCAP plan and Agilent's 401(k) plan, respectively, vote their shares. See also "How can I attend the HP special meeting?"

Q:      WILL MY VOTE BE KEPT CONFIDENTIAL?

A: It is HP's policy that proxy instructions, ballots and voting tabulations that identify individual HP shareowners are handled in a manner that protects voting privacy. HP shareowner votes will not be disclosed within HP or to Compaq or third parties, except (1) as necessary to meet applicable legal requirements, (2) to allow for the tabulation of votes and certification of the vote, or (3) to facilitate a successful proxy solicitation. Occasionally, HP shareowners provide written comments on their proxy cards, which are then forwarded to HP management.

Q: WILL MY VOTE BE PROVIDED TO MY MANAGER OR OTHERWISE BE A FACTOR IN MY PERFORMANCE EVALUATION?

A: No. Voting information is only available to HP employees who are involved in the proxy solicitation process in accordance with HP's confidential voting policy described above. Your vote will have no bearing on your performance evaluation.

Q:      WHAT IF I AM CONTACTED BY A THIRD PARTY SEEKING TO INFLUENCE MY VOTE?

A: HP has retained Georgeson Shareholder and Innisfree M&A Incorporated as its proxy solicitors for the HP special meeting. HP shareowners, including employees, may receive calls from Georgeson and Innisfree regarding their vote for the HP special meeting. HP shareowners, including employees, may also receive calls from the proxy solicitor for the dissident group. Shareowners may, but are not required to, discuss their vote with any proxy solicitor. These calls are confidential and will have no effect on a shareowner-employee's job or performance evaluation.

Q: HOW DID THE DISSIDENT GROUP OBTAIN HP SHAREOWNER ADDRESSES FOR THE PURPOSE OF MAILING ITS PROXY SOLICITATION MATERIALS?

A: Under Delaware law, HP is required to provide a list of its shareowners entitled to vote at the special meeting to the dissident group.

Q:      WHO WILL COUNT THE VOTES FOR THE HP SPECIAL MEETING?

A: HP intends to retain an independent third party to act as Inspector of Elections and tabulate the votes for the HP special meeting.

Q:      WHEN DO HP AND COMPAQ EXPECT TO COMPLETE THE MERGER?

A: HP and Compaq currently plan to complete the merger in the first half of calendar year 2002. However, we cannot predict the exact timing of the completion of the merger because the merger is subject to governmental and regulatory review processes and other conditions.

Q:      WHAT IS THE STATUS OF THE ANTITRUST REVIEWS OF THE MERGER?

A: The merger is subject to review by the United States Federal Trade Commission under the Hart-Scott-Rodino Improvements Act of 1976, and was subject to review by the European Commission under Council Regulation No. 4064/89 of the European Community and by the Canadian Competition Bureau under the Competition Act (Canada). On January 31, 2002, the European Commission issued a formal decision clearing the merger on the basis that it does not create or strengthen a dominant position as a result of which effective competition would be significantly impeded in the European Economic Area (as defined by European Community regulations) or in a substantial part of it. On December 20, 2001, the Canadian Competition Bureau completed its review of the proposed merger and found no issues of competitive concern. The merger remains under review within the FTC. We have been in close contact and have fully cooperated with the FTC staff throughout the investigation. Although we cannot predict when the FTC review will conclude, we remain hopeful about a favorable outcome in the near future.

Q: IN SETTING THE DATE FOR THE HP SPECIAL MEETING, WHY DID YOU WAIT UNTIL AFTER EC CLEARANCE BUT DID NOT WAIT FOR FTC CLEARANCE?

A: A number of regulatory factors were considered in scheduling the HP special meeting, the most important of which is effectiveness of HP's registration statement on Form S-4. We have been sensitive to timetables for the antitrust reviews on both continents ever since the announcement of the merger. In light of all of the relevant circumstances, we determined that March 19 would be an appropriate date for the HP special meeting in connection with this transaction.

Q:      HAS THE SECURITIES AND EXCHANGE COMMISSION APPROVED THE MERGER?

A: The Securities and Exchange Commission does not "approve" transactions. HP filed its registration statement on Form S-4, including a joint proxy statement/prospectus with respect to the merger, with the SEC and on February 5, 2002, the SEC declared HP's registration statement effective. This means that HP and Compaq may distribute the joint proxy statement/prospectus to shareowners of HP and Compaq in connection with the special meetings of shareowners that are being held by each company in connection with the merger.

Q: IS THE SPECIAL MEETING DIFFERENT FROM THE ANNUAL MEETING? WHEN IS THE ANNUAL MEETING?

A: The special meeting is different from the annual meeting. At the special meeting, HP shareowners will be asked to consider and vote upon a proposal to approve the issuance of shares of HP common stock in connection with the Compaq merger. At the annual meeting, HP shareowners will be asked to consider and vote upon proposals relating to the election of directors and ratification of auditors, and conduct other routine business. No date for the annual meeting has been set. HP shareowners as of the record date for the annual meeting will be notified of the annual meeting and, following the filing of a definitive proxy statement for the annual meeting, will be sent proxy materials for the annual meeting.

        THANK YOU FOR YOUR INTEREST AND SUPPORT--YOUR VOTE IS IMPORTANT!

         PLEASE RETURN YOUR WHITE PROXY CARD OR VOTING INSTRUCTION CARD
                        FOR THE HP SPECIAL MEETING TODAY

                         DIRECTIONS TO THE FLINT CENTER

                               [MAP APPEARS HERE]

FROM SAN FRANCISCO:
o  Take 280 South to 85 South towards Gilroy.
o  Exit at Stevens Creek Blvd. (1st off-ramp).
o Turn East (left) onto Stevens Creek Blvd. (over freeway), then turn right onto Mary Ave. (2nd light).
o  Upon entering De Anza College campus, bear right and follow signs to parking.
o  At stop sign turn left.

Parking is available in the parking structure on your right.

FROM SAN JOSE:
o  Take 280 North to the De Anza Blvd. exit.
o Turn South (left) onto De Anza Blvd. and proceed to Stevens Creek Blvd., turn right onto Stevens Creek then left onto Mary Ave.
o  Upon entering De Anza College Campus, bear right and follow signs to parking.
o  At stop sign turn left.

Parking is available in the parking structure on your right.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the merger, any statements of belief and any statements of assumptions underlying any of the foregoing. The risks, uncertainties and assumptions referred to above include the possibility that the merger may not close or that HP or Compaq may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001 and subsequently filed reports. HP assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On February 5, 2002, HP filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials (when they become available) before making any voting or investment decision with respect to the merger.